Exhibit 99.1

News Release

Hydro One Limited appoints Bill Sheffield as Interim President and CEO after Mark

Poweska accepts new role

Appointment ensures continuity as the company continues to deliver on Ontario-focused strategy and starts a thorough CEO selection process

TORONTO, June 21, 2022—Today Hydro One Limited (Hydro One) announced that Mark Poweska will be stepping down as President and CEO to assume a leadership position at a utility closer to his family in Western Canada later this year. William (Bill) Sheffield, a member of the company’s Board of Directors since 2018, has been appointed Interim President and CEO of Hydro One. Poweska will remain with Hydro One as an advisor to support Sheffield with the transition.

“On behalf of the board of Board of Directors, I want to thank Mark for his exceptional leadership and for building a strong executive team who have put customers and communities first to deliver greater value for stakeholders, shareholders and all Ontarians,” said Tim Hodgson, Chair of the Board of Hydro One. “Since joining in 2019, Mark introduced an Ontario-focused strategy which has successfully delivered operational and customer excellence, improved outcomes in employee safety, and a strong commitment to environmental, social and governance issues.”

“I would like to thank Hydro One’s Board, leadership team and every employee for your dedication and passion, especially over the last couple years as we supported customers and communities across Ontario,” said Mark Poweska, former President and CEO of Hydro One. “I am confident that the strategy and team we have built together will continue to deliver greater value for customers, communities, employees and shareholders.”

Bill Sheffield is a highly-regarded leader with experience in the electricity industry in Ontario who will provide continuity as the company delivers on its commitments. He will leverage Hydro One’s significant bench-strength to further advance the company’s vision, mission and strategy as the Board of Directors begin a thorough CEO selection process.

“The entire Board and management team recognizes the critical role Hydro One plays in meeting customer needs and enabling economic growth in the province,” said Bill Sheffield, the Interim President and CEO of Hydro One. “I am honoured to lead this exceptional team as we continue to energize life for people and communities across Ontario.”

Bio: William (Bill) Sheffield

William (Bill) Sheffield is the former CEO of Sappi Fine Papers, headquartered in the U.K. and South Africa. He began his career in the steel industry with Stelco Inc., headquartered in

Ontario. Mr. Sheffield also held senior roles in the forest products industry with Abitibi-Price Inc. and Abitibi-Consolidated Inc. where he led the forestry, mill and hydro-electric operations with the Iroquois Falls Division in northern Ontario.

Mr. Sheffield has been a corporate director since 2004 and is currently completing his last term on the board of Velan Inc. Previous directorships include Ontario Power Generation, Canada Post Corporation, Houston Wire & Cable Company, Pan Asia Paper, Corby Distilleries, Royal Group Technologies, 4iiii Innovations Inc., Family Enterprise Canada, and SHAD. In addition to his engagements on the boards of public companies and Crown corporations, Mr. Sheffield has had experience with family enterprise advisory boards such as Burnbrae Farms, Longview Aviation Capital Corp. and Epicure.

Mr. Sheffield holds a Bachelor of Science (Chemistry) from Carleton University, an MBA from McMaster University and holds his ICD.D. In 2015, he was awarded a Fellowship from the National Association of Corporate Directors in the U.S. He also completed the Family Enterprise Advisors Program (FEA) at the University of British Columbia.

About Hydro One Limited

Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.5 million valued customers, approximately $30.4 billion in assets as at December 31, 2021, and annual revenues in 2021 of approximately $7.2 billion.

Our team of approximately 9,300 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2021, Hydro One invested approximately $2.1 billion in its transmission and distribution networks, and supported the economy through buying approximately $1.7 billion of goods and services.

We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are designated as a Sustainable Electricity Company by the Canadian Electricity Association.

Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com, www.sedar.com or www.sec.gov.

Forward-Looking Statements and Information

This press release may contain “forward-looking information” within the meaning of applicable securities laws. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “can”, “believe”, “seek”, “estimate”, and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

For more information, contact Hydro One Media Relations 24 hours a day at 1-877-506-7584 (toll-free in Ontario only) or 416-345-6868. Our website is www.HydroOne.com. Follow us on facebook.com/HydroOneOfficial, twitter.com/HydroOne and instagram.com/HydroOneOfficial.